

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
202 Osmanthus Way
Canton, GA 30114

> **Re: Blue Water Restaurant Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 19, 2013**
> **File No. 333-186571**

Dear Mr. Hume:

We have reviewed your amended registration statement and responses to our letter dated March 18, 2013 and have the following additional comment.

Shares Eligible for Future Sale, page 38

1. We note your revised disclosure on pages 17 and 38 in response to our prior oral comment regarding the date shares may be sold under Rule 144. Please revise to provide the date that Blue Water filed "Form 10 information" as described in Securities Act Rule 144(i)(3). Refer to Rule 144(i)(2).

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions you may have.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
       J. Scott Sitra
       Taurus Financial Partners